December 15, 2010

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           VDO-PH International (the “Company”)
Amendment three to Registration Statement on Form S-1
Filed: December 1, 2010
File No.: 333-168941

Dear Mr. Spirgel:

We are in receipt of your correspondence dated December 7, 2010, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Prospectus Cover Page

1.	The analysis as to why the offering should be regarded as a secondary offering has been deleted.

Financial Data Summary, page 6

2.	Disclosure providing the correct numbers for September 30, 2010 has been provided.

Risk Factors, page 7

Our success is dependent on our officers and directors to properly manage the company, page 7

3.	The risk factor regarding our dependence on our Officers and Directors has been completed.

Manufacturing, page 17

4.	Clarification as to the functions provided by our software as opposed to functions from off-the-shelf software has been provided.

Management’s Discussion and Analysis or Plan of Operation, page 19

Plan of Operation, page 19

5.
Disclosure clarifying that the family members include non officers and directors.  In addition, we have provided a new risk factor addressing the potential of non officer and director family members to exert undue influence over current management given their significant shareholdings.

6.
Supplementally, please be advised that the communications between the founding family members is with the current telephony device because, in fact, it has the current capability to have video calls even though several additional functions are not yet complete.

Requirements, page 20

7.	Disclosure referencing pre-incorporation data has been deleted.

8.	A detailed description of the uses of capital that make up the $396,000 and $360,000 estimates has been provided.

9.	Disclosure reconciling the references to $150,000 and $200,000 respectively has been provided to indicate that the $200,000 amount includes a $50,000 contingency fund.

Contracts, page 21

10.
Disclosure clearly providing the fact that our only contact with Cox Media has been with a business account manager and that he is not able to contractually bind Cox Media in a definitive agreement with the Company.

Certain Relationships and Related Transactions, page 26

11.
 Disclosure indicating the shareholders who advanced loans to the Company has been provided.  The description and reason for obtaining these loans as provided for within the Management’s Discussion and Analysis section has been moved to the Requirements section.

12.	Disclosure regarding funds advanced by founding family members has been provided for in the Certain Relationships and Related Transactions section.

Recent Sales of Unregistered Securities, Page 28

13.	Disclosure clarifying the sale of unregistered common stock for cash and services has been provided as requested.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

___________________
Valeria Stringer